ATTACHMENT FOR QUESTION 77.C

Shareholders voted on the following proposal presented at the annual stockholders' meeting held on December 18, 2002 as follows:

P R O X Y   R E S U L T S
                                          S h a r e s
                                    F o r       Authority Withheld
To elect Directors:

David W. Burke                      478,538           0
Whitney I. Gerard                   478,538           0
Arthur A. Hartman                   478,538           0
George L. Perry                     478,538           0